EXHIBIT 99.1

Endeavour Silver Completes Acquisition of Minera Kolpa

All dollar amounts are stated in United States (U.S.) Dollars unless otherwise noted.

VANCOUVER, British Columbia, May 01, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce the completion of the acquisition of Compañia Minera Kolpa S.A. (“Minera Kolpa”), and its main asset, the Huachocolpa Uno Mine (“Kolpa”), pursuant to the share purchase agreement (the “Agreement”) previously announced in the Endeavour news release on April 1, 2025.

Under the terms of the Agreement, Endeavour acquired all of the outstanding shares of Minera Kolpa, and its main asset, Kolpa, from its shareholders, which are affiliates of Arias Resource Capital Management and Grupo Raffo. The total consideration for the acquisition is $145 million, comprised of $80 million payable in cash and $65 million payable in common shares of Endeavour upon closing. In addition, as part of the transaction, Endeavour has agreed to pay up to an additional $10 million in contingent payments, payable in cash, upon the occurrence of certain events and will also add approximately $20 million in net debt which will remain outstanding and repayable by Minera Kolpa.

The Company is also pleased to announce the closing of the US$35 million copper stream with Versamet Royalties Corporation, which will be used to fund the cash component of the acquisition, along with the $50 million bought deal equity financing, the closing of which was previously announced in the Endeavour news release dated April 16, 2025.

About Kolpa

Minera Kolpa is a long-standing, silver-focused mining operation situated in the districts of Huachocolpa and Santa Ana, roughly 490 kilometers southeast of Lima, Peru. With over 25 years of continuous production, Kolpa currently operates at a capacity of 1,800 tonnes per day (tpd) and offers strong exploration upside, with plans underway to expand throughput to 2,500 tpd. In 2024, the mine produced 2.0 million ounces of silver, along with 19,820 tonnes of lead, 12,554 tonnes of zinc, and 518 tonnes of copper, totaling approximately 5.1 million silver-equivalent ounces. In Q1 2025, the mine produced 567,269 ounces of silver, along with 5,302 tonnes of lead, 3,416 tonnes of zinc, and 72 tonnes of copper, totaling approximately 1.2 million silver-equivalent ounces.

In April, Kolpa obtained an environmental permit to expand the operations capacity to 2,500 tpd and are now working toward obtaining an operating permit for the increased production capacity expected in Q3 2025.

For the remainder of the year, sustaining capital is estimated to be $13 million which includes $4 million expansion of the tailings dam, $3 million has been allocated for mine infrastructure and ramp development and $5 million on various projects.

Additionally, management has an $8 million planned exploration program to further define and potentially expand recent near-mine exploration discoveries, target potential extensions of known mineralization and publish a resource estimate.

The sustaining capital and exploration expenditures are expected to be paid from operating cash flows.

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and Peru, and the development of its new cornerstone mine in Jalisco state, Terronera, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information

Allison Pettit
Director, Investor Relations
Email: apettit@edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding future payments under the Agreement; the Company’s forecasted operations, expenditures; the Company’s exploration programs, extensions of mineralization and the publishing of future resource estimates; and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such forward-looking statements. Such factors include but are not limited to changes in expected sustaining capital and exploration costs ; the ongoing effects of inflation and supply chain issues on mine economics; ability to continue to comply with the terms of the project debt facility; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; timing and content of work programs; results of exploration activities and development of mineral properties; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar) and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form and the Prospectus Supplement filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the forecasted capacity and production estimates for the Kolpa mine, the reliability of mineral resource estimates, the continuation of exploration and mining operations, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will function and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.